DISPLAY TECHNOLOGIES, INC.

                              6225 OLD CONCORD ROAD

                         CHARLOTTE, NORTH CAROLINA 28213

                                 (800) 929-3521

             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                            AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

         This Information Statement (the "Statement") contains information required under Rule 14f-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and is being filed by Display Technologies, Inc. (the "Company" or "DTEK") with the Securities and Exchange Commission (the "Commission") on April 11, 2001 and transmitted to all holders of record of the Company's outstanding voting securities as of the close of business on February 5, 2001 (the "Record Date").

CHANGE OF CONTROL

On December 21, 2000, Raymond James Capital Partners, L.P. ("Raymond James Capital"), Renaissance Capital Growth & Income Fund III, Inc. ("Renaissance III"), and Renaissance U.S. Growth & Income Trust PLC ("Renaissance PLC") filed a Schedule 13D with the Commission disclosing that they had formed a group (the "Investor Group") within the meaning of the definition contained in the Exchange Act for the purpose of acquiring control of the Company in a series of transactions, described below (the "Transactions"), which were consummated on January 18, 2001. Prior to the consummation of the Transactions, the Investor Group was the beneficial owner of 3,222,457 shares of Common Stock of the Company ("Common Stock"), or 28.6% of the Common Stock. Following the completion of the Transactions, Raymond James Capital was the beneficial owner of 4,310,945 shares of Common Stock, or 33.5% of the Common Stock, Renaissance III was the beneficial owner of 1,522,657 shares of Common Stock, or 15.5% of the Common Stock, Renaissance PLC was the beneficial owner of 2,378,922 shares of Common Stock, or 22.3% of the Common Stock, and the Investor Group was the beneficial owner of 8,212,524 shares of Common Stock, or 50.6% of the Common Stock.

         As indicated below, one of the conditions of the Transactions was the resignation of all members of the Board of Directors of the Company except for Messrs. Gary D. Bell and Thomas N. Grant and the appointment by such remaining directors of Gary A. Downing and William A. Pecora, representatives of Raymond James Capital, as directors effective the closing of the Transactions, and the appointment to the Board of Robert C. Pearson, representing the Renaissance entities, effective 10 days following the filing of this Statement with the Commission and its delivery to the Company's shareholders. Another condition was the resignation of J. William Brandner, President of the Company, and certain other officers. Effective January 26, 2001, the Board of Directors elected Mr. James C. Taylor as a director, for a term commencing on the same date as Mr. Pearson's term, and as President of the Company. Mr. Todd D. Thrasher was also elected Secretary.

         On January 18, 2001, the Company completed a restructuring of its credit facilities with SouthTrust Bank ("SouthTrust"). The revolving loan facility available to the Company and certain of its subsidiaries from SouthTrust was separated into two new loans. First, a new revolving loan facility (the "Company Revolving Loan") was provided to the Company and all of its subsidiaries except Ad Art Electronic Sign Corporation ("Ad Art") and Hamilton Digital Designs, Ltd. ("Hamilton"). The balance of the Company Revolving Loan on the day of closing was $5,000,000. Second, an $8,122,489.56 term loan (the "Ad Art Loan") was made to Ad Art and Hamilton.

         Under the terms of the new loan agreements, the Company and all of its subsidiaries except for Ad Art and Hamilton were released from liability for the Ad Art Loan and certain other obligations related to its Ad Art subsidiary. Ad Art and Hamilton were released from liability under the Company Revolving Loan and certain other obligations related to the Company's other subsidiaries. A new term loan of up to $1,000,000 was made to Ad Art for the purpose of funding its orderly liquidation if a sale of that subsidiary is not accomplished in the near future. The maturity dates for all loans were extended to June 30, 2001.

         Raymond James Capital, a preferred shareholder of the Company, agreed to guarantee up to $1,750,000 of the Company Revolving Loan. Another preferred shareholder, Renaissance PLC agreed to indemnify Raymond James Capital with respect to a portion of any liability under the guarantee.

         In consideration for this guarantee, the Company (1) granted warrants to purchase a total of 3,000,000 shares of Common Stock at a price of $.125 per share to Raymond James Capital and Renaissance PLC, (2) issued a total of 50,000 shares of Series A-1 Convertible Preferred Stock convertible into 2,500,000 shares of Common Stock to Raymond James Capital, Renaissance PLC and Renaissance III in exchange for their 50,000 shares of Series A Convertible Preferred Stock which were convertible into 1,500,300 shares of Common Stock, and (3) reduced the conversion price of two $1,750,000 convertible notes of the Company held by Renaissance III and Renaissance PLC from $4.31 per share of Common Stock to $2.00 per share.

         Effective upon the restructuring of the credit facility, all the directors of the Company, except for Gary D. Bell and Thomas N. Grant, resigned. Two directors designated by Raymond James Capital, Gary A. Downing and William
A. Pecora, were appointed to the Board of Directors. A representative of Renaissance PLC and Renaissance III, Robert C. Pearson, and Mr. James C. Taylor will also be added to the Board. Also effective upon restructuring of the credit facility, J. William Brandner, President of the Company, retired as an officer of the Company and James C. Taylor was subsequently appointed President and Chief Executive Officer of the Company.

         The Company has closed the Orlando headquarters and relocated to Charlotte, North Carolina.

         No action is required by the shareholders of the Company in connection with the matters set forth above. Under Section 14(f) of the Exchange Act and Rule 14f-1 of the Commission, the Company must mail to its shareholders the information contained in this Statement prior to a change in a majority of the Company's directors pursuant to the Company's understanding and agreement with the Investor Group, which provides for such a change otherwise than at a meeting of the Company's security holders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

         As of January 18, 2001, the Company's outstanding voting securities were as follows: (a) 8,561,750 shares of Common Stock, par value $.001 per share, and (b) 50,000 shares of Series A-1 Convertible Preferred Stock, par value $.001 per share ("Series A-1 Preferred Stock").

         Each share of Common Stock entitles its holder to one vote. The Series A-1 Preferred Stock is convertible into Common Stock at the present conversion price of $2.00 per share. Holders of the Series A-1 Preferred Stock have the right to vote with holders of the Common Stock on an "as converted" basis, i.e., each share of Series A-1 Preferred Stock entitles its holder to fifty votes.

         As of January 18, 2001, the aggregate number of votes to which the holders of Common Stock were entitled with respect to such stock was 8,561,750. The aggregate number of votes to which the holders of Series A-1 Preferred Stock were entitled with respect to such stock was 2,500,000.

         A shareholder vote is not required and will not be taken with respect to the appointment of the new directors in connection with the Transactions described above.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS

         The following information is provided with respect to every individual, entity or group known to the Company to beneficially own more than five percent (5%) of any class of the Company's voting securities as of January 18, 2001.

---------------------------- --------------------------- ----------------------------- ----------------------

            (1)                         (2)                          (3)                        (4)
      TITLE OF CLASS                 NAME AND ADDRESS OF       AMOUNT AND NATURE OF       PERCENT OF CLASS 2
                                     BENEFICIAL OWNER (1)      BENEFICIAL OWNERSHIP
---------------------------- --------------------------- ----------------------------- ----------------------
Series A-1 Convertible       Investor Group (Raymond            50,000 shares                  100%
Preferred Stock              James Capital Partners,
                             L.P., Renaissance Capital
                             Growth & Income Fund III,
                             Inc., and Renaissance
                             U.S. Growth & Income
                             Trust PLC)
                             880 Carillon Parkway
                             St. Petersburg, FL 33716

---------------------------- --------------------------- ----------------------------- ----------------------

Series A-1 Convertible       Raymond James Capital              40,000 shares                   80%
Preferred Stock              Partners, L.P.
                             880 Carillon Parkway
                             St. Petersburg, FL 33716

---------------------------- --------------------------- ----------------------------- ----------------------

Series A-1 Convertible       Renaissance Capital                 5,000 shares                   10%
Preferred Stock              Growth & Income Fund III,
                             Inc.
                             808 North Central
                             Expressway
                             Suite 210-LB59
                             Dallas, TX 75206

---------------------------- --------------------------- ----------------------------- ----------------------

Series A-1 Convertible       Renaissance U.S. Growth &           5,000 shares                   10%
Preferred Stock              Income Trust PLC
                             808 North Central
                             Expressway
                             Suite 210-LB59
                             Dallas, TX 75206

---------------------------- --------------------------- ----------------------------- ----------------------

Common Stock                 Investor Group (Raymond          8,212,524 shares 7               50.6%
                             James Capital Partners,
                             L.P., Renaissance Capital
                             Growth & Income Fund III,
                             Inc., and Renaissance
                             U.S. Growth & Income
                             Trust PLC)
                             880 Carillon Parkway
                             St. Petersburg, FL 33716

---------------------------- --------------------------- ----------------------------- ----------------------

Common Stock                 Raymond James Capital          4,310,945 shares 3, 7              33.5%
                             Partners, L.P.
                             880 Carillon Parkway
                             St. Petersburg, FL 33716

---------------------------- --------------------------- ----------------------------- ----------------------

Common Stock                 Renaissance U.S. Growth &      2,378,922 shares 4, 7              22.3%
                             Income Trust PLC
                             808 North Central
                             Expressway
                             Suite 210-LB59
                             Dallas, TX 75206

---------------------------- --------------------------- ----------------------------- ----------------------

Common Stock                 Renaissance Capital            1,522,657 shares 4, 7              15.5%
                             Growth & Income Fund III,
                             Inc.
                             808 North Central
                             Expressway
                             Suite 210-LB59
                             Dallas, TX 75206

---------------------------- --------------------------- ----------------------------- ----------------------

Common Stock                 Lou A. Papais                      786,979 shares                 9.2%
                             3133 N. Ad Art Rd.
                             Stockton, CA 95215

---------------------------- --------------------------- ----------------------------- ----------------------

Common Stock                 J. Melvin Stewart                 615,388 shares 5                7.2%
                             2201 Cantu Court Suite 217
                             Sarasota, FL 34232

---------------------------- --------------------------- ----------------------------- ----------------------
                             Larry L. Johnson

Common Stock                 Suite L,                          527,667 shares 6                6.1%
                             9125 Whiskey Bottom Rd.
                             Laurel, MD  20707

---------------------------- --------------------------- ----------------------------- ----------------------

1 Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), includes as beneficial owners of securities, among others, any person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power and/or investment power with respect to such securities, and any person who has the right to acquire beneficial ownership of securities within 60 days, including without limitation, through the exercise of any option, warrant or conversion of a security.

2 Based upon 50,000 shares of Series A-1 Preferred Stock and 8,561,750 shares of Common Stock issued and outstanding.

3 Includes beneficial ownership as a result of right to acquire beneficial ownership within 60 days of: (a) 2,000,000 shares of Common Stock issuable upon conversion of 40,000 shares of Series A-1 Preferred Stock prior to July 30, 2004 at the present conversion price of $2.00 per share; (b) 167,945 shares of Common Stock issuable upon exercise of Common Stock purchase warrants prior to July 30, 2004 at the present exercise price of $2.50 per share; and (c) 2,143,000 shares of Common Stock issuable upon exercise of warrants prior to January 17, 2006 at the present exercise price of $.125 per share.

4 With respect to each of Renaissance III and Renaissance PLC, includes beneficial ownership as a result of right to acquire beneficial ownership within 60 days of: (a) 250,000 shares of Common Stock issuable upon conversion of 5,000 shares of Series A-1 Preferred Stock prior to July 30, 2004 at the present conversion price of $2.00 per share; (b) 20,993 shares of Common Stock issuable upon exercise of Common Stock purchase warrants prior to July 30, 2004 at the present exercise price of $2.50 per share; (c) 875,000 shares of Common Stock issuable upon conversion of 8.75% convertible debentures due March 2, 2005 at the present conversion price of $2.00; and (d) 110,250 shares of Company Stock issuable upon exercise of common stock purchase warrants prior to March 2, 2003 at the present exercise price of $3.92 per share. With respect to Renaissance PLC only, includes beneficial ownership as a result of right to acquire beneficial ownership within 60 days of 857,000 shares of Common Stock issuable upon exercise of warrants prior to January 17, 2006 at the present exercise price of $.125 per share. Renaissance III and Renaissance PLC hold 266,414 and 265,679 shares of issued and outstanding Common Stock respectively.

5 Includes: (a) 305,000 shares held in a voting trust among Mr. Stewart, his six children and a trust for the benefit of a grandchild which has a term of 10 years commencing May 19, 1998 and under which Mr. Stewart serves as sole trustee and has full voting power with respect to such shares; (b) 145,666 shares held in a trust of which Mr. Stewart is the sole trustee and beneficiary; and (c) 30,892 shares held in a trust of which he is the sole trustee and the sole beneficiary is his spouse, Nancy W. Stewart.

6 Includes 99,436 shares of Common Stock issuable at the conversion price of $4.31 per share on a convertible note of Lockwood Sign Group, Inc. to Mr. Johnson in the principal amount of $428,572 with a maturity date of July 30, 2006.

7 On December 21, 2000, Raymond James Capital, Renaissance III and Renaissance PLC filed a Schedule 13D with the Commission disclosing that Raymond James Capital, Renaissance III and Renaissance PLC had formed a group within the meaning of the definition contained in the Exchange Act for the purpose of acquiring control of the Company in a series of transactions, described above, which were consummated on January 18, 2001. Prior to the consummation of such transactions, these investors as a group were the beneficial owners of 3,222,457 shares of Common Stock, or 28.6% of the Common Stock. Following the completion of such transactions, Raymond James Capital was the beneficial owner of 4,310,945 shares of Common Stock, or 33.5% of the Common Stock, Renaissance III was the beneficial owner of 1,522,657 shares of Common Stock, or 15.5% of the Common Stock, Renaissance PLC was the beneficial owner of 2,378,922 shares of Common Stock, or 22.3% of the Common Stock, and the group was the beneficial owner of 8,212,524 shares of Common Stock, or 50.6% of the Common Stock.

SECURITY OWNERSHIP OF DIRECTORS, DIRECTOR DESIGNEES, AND EXECUTIVE OFFICERS

         The  following   table  shows  the  securities  of  the  Company  owned
beneficially by each director, director designee and executive officer as of January 18, 2001. All persons shown in the table have sole voting and investment power with regard to the shares shown, unless otherwise indicated.

---------------------------- -------------------------- ------------------------------ ----------------------

            (1)                         (2)                          (3)                        (4)
      TITLE OF CLASS                  NAME OF               AMOUNT AND NATURE OF        PERCENT OF CLASS 2
                                 BENEFICIAL OWNER (1)       BENEFICIAL OWNERSHIP

--------------------------- -------------------------- ------------------------------ ----------------------
Common Stock                 Gary D. Bell                   192,777 shares 3, 4,5              2.2%
                             Director

---------------------------- -------------------------- ------------------------------ ----------------------

Common Stock                 Gary A. Downing                          0                          0
                             Director

---------------------------- -------------------------- ------------------------------ ----------------------

Common Stock                 Thomas N. Grant                 29,778 shares 3, 5                  *
                             Director

---------------------------- -------------------------- ------------------------------ ----------------------

Common Stock                 Robert C. Pearson                        0                          0
                             Director Designee

---------------------------- -------------------------- ------------------------------ ----------------------

Common Stock                 William A. Pecora                        0                          0
                             Director

---------------------------- -------------------------- ------------------------------ ----------------------

Common Stock                 James C. Taylor                          0                          0
                             Director Designee
                             President & Chief
                             Executive Officer

---------------------------- -------------------------- ------------------------------ ----------------------

Common Stock                 Todd D. Thrasher                42,662 shares 3, 4,5                *
                             Vice President and
                             Treasurer

---------------------------- -------------------------- ------------------------------ ----------------------

Common Stock                 All Executive Officers          265,217 shares 4,5                3.0%
                             and Directors as a Group
                             (7 persons)

---------------------------- -------------------------- ------------------------------ ----------------------

*Represents less than 1% of the outstanding shares of Common Stock.

1 Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), includes as beneficial owners of securities, among others, any person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power and/or investment power with respect to such securities, and any person who has the right to acquire beneficial ownership of securities within 60 days, including without limitation, the exercise of any option, warrant or conversion of a security.

2        Based upon 8,561,750 shares of Company Stock issued and outstanding.

3 Includes the following number of shares purchasable within 60 days of the record date upon exercise of employee stock options: Gary D. Bell 179,640 shares; Thomas N. Grant 27,347 shares; and Todd D. Thrasher 34,728 shares.

4 Does not include the following shares allocated to the following persons' accounts under the Company's 401(k) plan: Gary D. Bell 1,279 shares; and Todd D. Thrasher 1,898 shares.

5 Does not include the following shares purchasable upon exercise of options that, by their terms, are not presently exercisable: Gary D. Bell 25,200 shares; Thomas N. Grant 10,500 shares; and Todd D. Thrasher 15,750 shares.

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

(a) There are no material proceedings known to the Company to which any director, director designee, officer or affiliate of the Company, or any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any affiliate of such persons is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

(b) Information regarding the principal occupations (which have continued for at least the past five years unless otherwise noted) of the directors, director designees (collectively, the "Directors"), and executive officers, as of January 18, 2001, as well as certain other information, is set forth below. There are no family relationships known to the Company between the Directors and executive officers. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the Directors or executive officers.

Gary D. Bell               51, has served as a director  since  October 1995. He
                           also serves as President and Chief Executive Officer of our subsidiary Don Bell Industries, Inc. His term expires at the next annual meeting of the Company's shareholders at which directors are elected.

Gary A. Downing            42, has served as a director  since  January 18, 2001
                           and was elected Chairman of the Board on January 26, 2001. His term expires at the annual meeting of the Company's shareholders for fiscal year 2002. He is a Managing Director of Raymond James Capital, Inc. and

                           President of RJC Partners, Inc., the General Partner of Raymond James Capital Partners, L.P. Prior to founding Raymond James Capital, Inc. in 1997, Mr. Downing spent 13 years in the Investment Banking Department of Raymond James & Associates, Inc. From 1992 to 1997, Mr. Downing served as Managing Director and Head of the Consumer Group within the Investment Banking Department of Raymond James & Associates, Inc.


Thomas N. Grant            54,  has  served as a director  since  October  1995.
                           Since  January  1997,  Mr.  Grant has been First Vice
                           President,  Financial  Institutions,  SunTrust  Bank,
                           Central Florida, N.A. From 1993 to 1996, he served as
                           Senior Vice President and Senior  Lending  Officer of
                           The Bank of Winter Park, Winter Park, Florida. His term expires at the annual meeting of the Company's shareholders for fiscal year 2001.

Robert C. Pearson          65,  will  commence  serving  as a  director  of  the
                           Company on or about  April 20, 2001 and his term will
                           expire  at  the  annual   meeting  of  the  Company's
                           shareholders for fiscal year 2001. He also serves as Senior Vice President and Director of Corporate
                           Finance for Renaissance Capital Group, an affiliate of Renaissance Capital III and Renaissance PLC. Mr.
                           Pearson is also a member of the boards of the following public companies: Poor Brothers, Inc., Camino Soft, Inc. and Advance Power Technology, Inc.

William A. Pecora          56, has served as a director  since January 18, 2001.
                           His  term  expires  at  the  annual  meeting  of  the
                           Company's  shareholders  for fiscal year 2002.  He is
                           also  Senior  Vice  President  and  Chief   Financial
                           Officer of Raymond  James  Capital.  Prior to joining
                           Raymond  James  Capital in 2000,  Mr. Pecora spent 16
                           years as Vice President and Chief  Financial  Officer
                           of small to  middle  market  companies.  From 1998 to
                           2000,   Mr.  Pecora  was  Vice  President  and  Chief
                           Financial Officer of Vivra Asthma and Allergy,  Inc.,
                           a physician practice management  company.  During the
                           period  from  1992  to  1998 he  served  as the  Vice
                           President  and  Chief  Financial   Officer  of  Noven
                           Pharmaceuticals,     Inc.,    a    publicly    traded
                           pharmaceutical  manufacturer.  Previously  Mr. Pecora
                           served  as the Vice  President  and  Chief  Financial
                           Officer  of Elexis  Corporation,  a  publicly  traded
                           manufacturer    of   consumer    products    and   of
                           International   Jensen  Inc.,  a  consumer   products
                           manufacturer.


James C. Taylor            59, was elected President and Chief Executive Officer
                           of the Company on January 26, 2001. His term as a director of the Company will commence on or about
                           April 20, 2001 and will expire at the next meeting of the Company's shareholders at which directors are elected. He has been a principal of The Anderson
                           Group, Inc., a private investment firm engaged in the acquisition and management of businesses in a variety of industries. He also currently serves on the board of Ennis Business Forms, an NYSE listed company.

Todd D. Thrasher           33,  served as Vice  President  and  Treasurer of the
                           Company starting in January 1997. Mr. Thrasher also was elected Secretary and Chief Accounting Officer of the Company on January 26, 2001. Upon the employment by the Company of Bill Lunford on February 5, 2001,
                           Mr. Lunford assumed the offices of Secretary and Treasuerer formerly held by Mr. Thrasher.

TRANSACTIONS WITH MANAGEMENT AND OTHERS

         Each transaction involving over $60,000 (other than the Transactions, described above under "Change in Control") which have occurred since the beginning of the Company's last fiscal year (July 1, 1999) or which are currently proposed and with respect to which a director (or nominee for director), executive officer, security holder owning of record or beneficially more than 5% of any class of the Company's securities or any member of the immediate families of the foregoing persons had or will have a direct or indirect material interest is described below.

ACQUISITION OF LOCKWOOD SIGN GROUP, INC.

         Effective July 1, 1999, the Company acquired Lockwood Sign Group, Inc., a commercial sign manufacturer with facilities located in Marietta, Georgia, Charlotte, North Carolina and the Washington D.C. area. Larry L. Johnson received $1,387,000 cash and 428,231 shares of Company Stock for his 73% interest in Lockwood.

         Following the Lockwood acquisition, the Company and Lockwood entered into an employment agreement with Mr. Johnson to serve as President and Chief Executive Officer of Lockwood. This agreement was superseded by the employment agreement between the Company and Mr. Johnson which terminated upon his resignation as a director, officer and employee in August 2000.

         The Company also granted Mr. Johnson options to purchase up to 105,000 shares of Common Stock at the exercise price of $3.54, the fair market value per share of Common Stock on the August 27, 1999 grant date. The agreement under which the options were granted provides that certain conditions must be satisfied before the options become exercisable.

LOCKWOOD CONVERTIBLE NOTE

         On July 30, 1999, in consideration of a loan from Mr. Johnson to Lockwood Sign Group, Inc., Lockwood issued to Mr. Johnson a promissory note in the principal amount of $500,000. Principal on the note is payable in six equal annual installments of $71,428 and a seventh installment of $71,432. Present outstanding principal on the note is $428,572. The note is also convertible into shares of Common Stock at the present conversion price of $4.31 per share.

PREFERRED STOCK OFFERING

         On July 30, 1999, the Company completed a private sale of 50,000 shares of its authorized preferred stock designated as Series A Convertible Preferred Stock (the "Series A Preferred") for gross proceeds of $5,000,000. The Series A Preferred was convertible into shares of Common Stock at the conversion price of $3.333 per share, subject to certain anti-dilution and other adjustments. 40,000 shares of Series A Preferred were purchased by Raymond James Capital Partners L.P., and the remaining 10,000 shares were purchased 5,000 each by Renaissance Capital Growth & Income Fund III, Inc. and Renaissance U.S. Growth & Income Trust PLC. The Company also issued Raymond James Capital and the two Renaissance entities warrants (the "1999 Warrants") to purchase 126,000 shares, 15,750 shares and 15,750 shares, respectively (adjusted for a 5% stock dividend in December 1999), of Common Stock at any time prior to July 30, 2004 at the exercise price of $3.333 per share. The exercise price is subject to certain anti-dilution and other adjustments. The Series A Preferred was entitled to dividends at the rate of 5.25% per year on the last day of March, June, September and December in each year and was required to be redeemed by the Company on July 30, 2004. The Series A Preferred was entitled to a preference over Common Stock at liquidation at the liquidation price of $100 per share plus any accrued but unpaid dividends. Part of the proceeds from the sale of the Series A Preferred was used by the Company to finance part of the purchase price for Lockwood Sign Group, Inc.

         Holders of the Series A Preferred were entitled to vote with holders of Common Stock as a single class on all matters on which holders of Common Stock are entitled to vote. Each share of Series A Preferred stock was entitled to the number of votes equal to the number of shares of Common Stock into which it was convertible.

         In the Transactions described above under "Change of Control", each share of Series A Preferred issued and outstanding was exchanged by the Company for one share of Series A-1 Convertible Preferred Stock convertible into 50 shares of Common Stock. The Series A-1 Convertible Preferred Stock entitles its holders to the same dividends and liquidation preference as the Series A

Preferred. Also as a result of the Transactions, the exercise price of the 1999 Warrants adjusted to $2.50, and the number of shares of Common Stock subject to the 1999 Warrants held by Raymond James Capital and the two Renaissance entities increased to 167,945 shares, 20,993 shares and 20,993 shares, respectively.

AMERIVISION

         Pursuant to an agreement dated June 28, 1999, the Company purchased 8,000 newly issued shares of convertible preferred stock from AmeriVision Outdoor, Inc. for $500,000. The preferred stock pays quarterly cumulative dividends at the rate of 9% per year. Upon the satisfaction of certain conditions, the preferred stock is convertible into common stock of AmeriVision at the price of $62.50 per share, which upon issuance would be equal to 80% of the outstanding common stock of AmeriVision. The Company also holds warrants, exercisable between July 1, 2001 and July 31, 2001, to purchase 8,000 shares of AmeriVision common stock from AmeriVision at the price of $.001 per share. The Company also has the option, upon certain conditions, to purchase the remaining 20% of the common stock of AmeriVision.

         Part of the proceeds of the preferred stock was used by AmeriVision to purchase the assets of AmeriVision Outdoor, LLC, a Nevada limited liability company. The Nevada company used $106,000 of such proceeds to partially repay loans of $182,000 from Terry L. Long, a director and executive officer of the Company at such time.

         The agreement between the Company and AmeriVision also provides that in consideration of payment of a management fee, the Company has the right to designate a representative to manage the day-to-day business operations of AmeriVision and to serve on its board of directors. The Company has designated Mr. Gary D. Bell to serve as such representative.

OHIO PARTNERSHIP

         In June 1999, Ad Art Electronic Sign Corporation entered into a lease-purchase transaction with an Ohio partnership (the "Ohio Partnership"), pursuant to which the Ohio Partnership leases from Ad Art an LED outdoor display board over a 60-month term for total lease payments of approximately $1 million. Mr. Terry J. Long, a former director and executive officer of the Company, is a 50% non-managing partner of the Ohio Partnership. The Ohio Partnership intended to move the LED display to various entertainment venues throughout the United States and either secure weekly rentals of the display, or sell advertising on the display. After several months of operation, it was unable to secure sufficient revenue to make its lease payments to us. The Ohio Partnership, with our assistance, was able to sell a portion of the display and make a substantial payment to us against the original $1,000,000 receivable. We continued to assist the Ohio Partnership in its efforts to sell the remaining portion of the display so that it would be in a position to pay the remaining balance due us. However, to date, the Ohio Partnership has been unable to secure a buyer for the remaining portion of the display and, accordingly, collection of our receivable is in doubt. During 2000, we recorded a charge of $463,000 to essentially reduce the carrying value of our receivable to the net realizable value.

ISSUANCE OF ADDITIONAL COMPANY STOCK FOR AD ART

         On February 18, 1998, the Company acquired Ad Art Electronic Sign Corporation, a commercial sign manufacturer located in Stockton, California. In September 1999, Mr. Lou A. Papais received an additional 453,600 shares of
Common Stock and Mr. Terry J. Long received an additional 113,400 shares of Common Stock, as the result of Ad Art's attainment of certain earnings levels for the 1999 fiscal year. Mr. Papais and Mr. Long are former Directors.


INDEBTEDNESS OF MANAGEMENT

         Except as set forth above in connection with the Ohio Partnership, there has been no indebtedness owed to the Company or any subsidiary of the Company in excess of $60,000 since the beginning of the Company's last fiscal year (July 1, 1999) by a director, nominee for election as director, executive officer, any member of the immediate families of the foregoing persons, any corporation or organization (other than the Company or a majority-owned subsidiary of the Company) of which any of the foregoing persons serves as an executive officer, partner, beneficial owner of 10% or more of any class of equity securities, or any trust in which any of the foregoing persons has a substantial beneficial interest or serves as trustee or in a similar capacity.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Exchange Act and regulations thereunder require our executive officers and directors and persons who beneficially own more than 10% of any class of equity securities of the Company to file with the SEC initial reports of ownership and reports of changes in ownership of Company stock. They are also required to furnish the Company with copies of all such forms they file. During fiscal 2000, Mr. Gary D. Bell inadvertently filed one late Form 4 report, and Messrs. Lou A. Papais and J. Melvin Stewart each inadvertently filed two late Form 4 reports. In making this disclosure, we have relied solely on our review of copies of Section 16(a) reports furnished to us during and with respect to the most recent fiscal year and on the written representations of our directors and executive officers.

COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

         The Company's Board of Directors has established three standing committees, an Executive Committee, an Audit Committee, and a Compensation Committee.

         The Executive Committee, between meetings of the Board of Directors, may exercise the powers of the Board of Directors, except with respect to a limited number of matters, such as amending the articles of incorporation or the bylaws of the Company and recommending to the shareholders of the Company a merger of the Company, the sale of all or substantially all of the assets of the Company, or the dissolution of the Company. The Executive Committee met six times and took action by written consent on one occasion in fiscal 2000.

         The Audit Committee provides independent, objective oversight of the Company's accounting functions and internal controls, and ensures the objectivity of our financial statements. The Audit Committee met twice in fiscal 2000. The Audit Committee reviews and discusses the Company's audited financial statements with management. The Audit Committee has discussed with the independent auditors the matter required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU Section 380). The Audit Committee has received the written disclosures and the letter from the independent accountants required by Independents Standards Board Standard No. 1 and has discussed with the independent accountant the independent accountant's independence. Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's annual report on Form 10-K for the last fiscal year for filing with the Commission. The Board of Directors has adopted a written charter for the Audit Committee.

         The Compensation Committee reviews and approves all salary arrangements, including annual and long-term incentive awards and other remuneration, for officers of the Company and certain officers of subsidiaries. It also is responsible for administration of the Company's stock option and other compensation plans. The Compensation Committee met two times and took action by written consent once in fiscal 2000.

         In fiscal 2000, the Board of Directors held six meetings and took action by written consent on one occasion. Each director attended at least 75% of the total of all meetings of the Board and each committee on which he served, except Mr. Lester Jacobs, who attended 62.5% of such meetings.

         Following the consummation of the Transactions described above under "Change of Control," the members of the Executive Committee, Audit Committee, and Compensation Committee were replaced at a special meeting of the Board of



Directors, held January 26, 2001. The new members of the Executive Committee are Gary A. Downing and William A. Pecora. Robert C. Pearson and James C. Taylor have been elected to the Executive Committee effective upon their taking office as directors. The current members of the Audit Committee are Gary A. Downing, William A. Pecora and Thomas N. Grant. Each of the current members of the Audit Committee is an "independent director" as defined in NASD Rule 4200(a)(14). The current members of the Compensation Committee are Gary A. Downing and William A. Pecora. Robert C. Pearson has been elected to the Compensation Committee effective upon his taking office as director.


COMPENSATION OF DIRECTORS

         The Company pays outside directors (directors who are not officers, employees or consultants), the following fees for attending or participating in meetings of the Board of Directors and its committees:

                         Event                               Fee
                         -----                               ---

               Attended Board Meeting                      $1,250
              Telephonic Board Meeting                      $500
             Attended Committee Meeting           $500 ($600 for Chairman)
            Telephonic Committee Meeting          $250 ($300 For Chairman)

         During fiscal 2000, we paid our outside directors a total of $29,950 in fees. Each director is entitled to be reimbursed for reasonable expenses of attending a meeting of the Board or a Board committee. Our compensation policy for outside directors also includes annual option grants. On November 18, 1999, each of our then outside directors was granted options under our 1999 stock incentive plan to purchase up to 10,500 shares of Company Stock at the exercise price of $4.10 per share, the fair market value of our stock on the grant date. The options vest one-third on each anniversary of the grant date, expire on November 18, 2008 and are subject to certain other conditions on exercisability as provided in the agreements evidencing the option grants.

EXECUTIVE COMPENSATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

     The following table provides certain summary information concerning compensation paid by the Company to or on behalf of certain of our executive officers during the fiscal year ending June 30, 2000 and the two preceding fiscal years. The officer group, referred to as the named executive officers, is composed of J. William Brandner, the President and Chief Executive Officer during such period, and the four other most highly compensated executive officers, determined as of June 30, 2000:

                                                 SUMMARY COMPENSATION TABLE

                                        Annual Compensation(1)                Long-Term Compensation
                                -------------------------------------    --------------------------------------
                                                              Other         Awards      Payout        Other          All
                                                             Annual       RESTRICTED    Options        LTIP          Com-
   NAME AND                                                  Compen-        STOCK        /SARs         Pay-         pensa-
  PRINCIPAL                        SALARY      Bonus(2)      sation        AWARDS(S)       (#)         outs          tion
   POSITION                YEAR     ($)          ($)           ($)           ($)           ($)         ($)           (3)
  ---------                ----    ------      --------      ------        ---------       ---         ----          ----
J. William                 2000   233,120        -0-           -0-             -0-         78,750      -0-         6,994
Brandner,
President and Chief        1999   209,950       46,360         -0-             -0-          -0-        -0-          6,994
Executive Officer
                           1998   189,535      40,830          -0-             -0-          -0-        -0-          6,298
-------------------------------------------------------------------------------------------------------------------------
Marshall S. Harris,        2000   190,000        -0-           -0-             -0-         15,750      -0-          5,700
Vice President,
General Counsel &          1999   141,346        -0-           -0-             -0-         78,750      -0-          1,750
Secretary
                           1998    -0-           -0-           -0-             -0-          -0-        -0-           -0-
-------------------------------------------------------------------------------------------------------------------------
Terry J. Long,             2000   205,000        -0-           -0-             -0-          47,250     -0-          3,469
President of Ad Art
Electronic Sign            1999   175,000        -0-           -0-             -0-          -0-        -0-          5,205
Corporation
                           1998    63,288        -0-           -0-             -0-         105,000     -0-          1,899
-------------------------------------------------------------------------------------------------------------------------
Larry L. Johnson,          2000   190,000        -0-           -0-             -0-         120,750     -0-            -0-
Senior Vice
President and              1999      -0-         -0-           -0-             -0-          -0-        -0-            -0-
Chief Operating
Officer                    1998      -0-         -0-           -0-             -0-          -0-        -0-            -0-
-------------------------------------------------------------------------------------------------------------------------
J. Melvin Stewart,         2000   212,543         -0-          -0-             -0-          25,200     -0-          6,376
Chairman of the
Board                      1999   197,919        29,248        -0-             -0-          -0-        -0-          6,376

                           1998   183,384        28,976        -0-             -0-          -0-        -0-          5,936
=========================================================================================================================




     1 Excludes  (a)  benefits  generally   available  to  all  employees  on  a
       nondiscriminatory basis and (b), except as described in Note (3) below, the following (which did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus earned by the named individuals for the 2000 Fiscal Year): (i) automobile maintenance expenses paid to or on behalf of the named individual by the Company; and (ii) the cost to the Company of personal use by the named individuals of automobiles owned or leased by the Company. Also does not include income required to be recognized for income tax purposes as the result of personal use of Company automobiles or the exercise of stock options.

     2 Includes as awards under the senior  management  incentive plan: (a) with respect to Mr. Brandner, 5,887 shares of Common Stock having a per share value of $3.94 as of the June 30, 1999 award date and for 1998 6,049 shares of Common Stock having a per share fair market value of $3.38 as of the June 30, 1998 award date; and (b) with respect to Mr. Stewart, for 1999 3,714 shares of Common Stock having a per share value of $3.94 as of the June 30, 1999 award date and for 1998 4,293 shares of Common Stock having a per share fair market value of $3.38 as of the June 30, 1998 award date.

     3 Represents Company contributions to the 401(k) accounts of the named executive officers.



STOCK OPTIONS GRANTED

     The following table contains information concerning the grant of stock options during fiscal 2000 to the named executive officer.



                                       OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                                 INDIVIDUAL GRANTS


           NAME                  NUMBER OF           % OF TOTAL        EXERCISE OR        EXPIRATION     GRANT
                                SECURITIES             OPTIONS         BASE PRICE            DATE        DATE
                                UNDERLYING             GRANTED           ($/SH)                         PRESENT
                              OPTIONS GRANTED       TO EMPLOYEES                                         VALUE
                                                   IN FISCAL YEAR                                       ($)(3)
=================================================================================================================
J. William Brandner               78,750(1)             22.8              $4.10            11/18/08    $104,250
-----------------------------------------------------------------------------------------------------------------
Marshall S. Harris                15,750(2)              4.6              $4.10            11/18/08    $ 20,850
-----------------------------------------------------------------------------------------------------------------
Larry L. Johnson                  15,750(1)             35.1              $4.10            11/18/08    $ 20,850
                                 105,000(2)                               $3.53            08/27/09    $ 99,000
-----------------------------------------------------------------------------------------------------------------
Terry J. Long                     47,250(1)             13.7              $4.10            11/18/08    $ 62,550
-----------------------------------------------------------------------------------------------------------------
J. Melvin Stewart                 25,200(1)              7.3              $4.10            11/18/08    $ 33,360
=================================================================================================================

     1 These options vest at the rate of 33 1/3% per year from the November 18, 1999 grant date. All unvested options fully vest in the event of a change in control as defined in the option agreements. Also, vested options may not be exercised for so long as certain of our convertible debentures are outstanding or unless and until the terms of such debentures are amended to permit exercise. The number of options and exercise price are subject to ratable adjustments for stock dividends and other distributions.

     2 These options may not be exercised so long as certain of our convertible debentures are outstanding or unless and until the terms of such debentures are amended to permit such exercise.

     3 The "grant date  present  value" is based upon the  Black-Scholes  option pricing model adapted for use in valuing executive stock options. The actual value, if any, the executive may realize upon exercise of the option will depend on the excess of the stock price over the exercise price on the date the option is exercised, so there is no assurance the value realized by the executive will be at or near the value estimated by the Black-Scholes model. The principal assumptions incorporated into the valuation model by the Company are as follows: (i) dividend yield of 5%,
       (ii) expected volatility of 40%, (iii) risk-free interest rate of 6%, and
       (iv) expected life of 7 years. No assumptions were made regarding nontransferability or risk of forfeiture. The assumptions chosen materially impact the resulting valuations.

OPTION/SAR EXERCISES AND HOLDINGS

         The following table provides information with respect to the named executive officers concerning the exercise of options and/or stock appreciation rights ("SARs") during the last fiscal year and the number of unexercised options and SARs held as of the end of the fiscal year.

                                    AGGREGATED OPTION/SAR EXERCISES IN FISCAL 2000,
                                        AND FISCAL YEAR-END OPTION AND SAR VALUES

                                                                                       Number of
                                                                                      Securities     Value of
                                                                                      Underlying         Unexercised
                                                                                      Unexercised        In-The-Money
                                               NUMBER                                Options/SARs        Options/SARs
                                              OF Shares             Value              At FY-End          At FY-End
                                             Acquired on           Realized
                 NAME                         Exercise               ($)             Exercisable/        Exercisable/
                                                                                     Unexercisable      Unexercisable
=======================================================================================================================
J. William Brandner, President and             79,707             $183,725              66,154/           $160,754/
Chief Executive Officer                                                                 78,750              $0.00
-----------------------------------------------------------------------------------------------------------------------
J. Melvin Stewart                             133,706             $433,207                0/                $0.00/
Chairman of the Board                          25,200             $ 56,750              26,250              $0.00
=======================================================================================================================



PENSION PLANS

      The Display Technologies, Inc. 401(k) profit sharing plan covers all employees with more than six months of service and allows employees to defer up to 15% of their income and contribute to the plan. The Company contributes to the plan at a discretionary matching rate of 50% of the first 6% contributed by the employee. Company contributions are in the form of the Company's common stock.


EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT ARRANGEMENTS

      The Company is party to an employment agreement with Mr. James C. Taylor, under which he serves as President of the Company. The agreement is extended automatically for one-year periods unless the Company or Mr. Taylor provides written notice to the contrary not less than sixty days prior to the extension date. Mr. Taylor presently receives $225,000 base salary per year. The agreement also provides for the payment of severance in the event the Company elects to terminate the agreement without cause or Mr. Taylor elects to terminate the agreement with cause.

      The agreement with Mr. Taylor contains confidentiality and noncompetition provisions effective during the term of the agreement and for a period following termination of employment.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION FOR FISCAL 2000

      The following report on executive compensation is made solely with respect to fiscal year 2000. The Company's executive compensation practices have been substantially revised for fiscal year 2001.

         COMPENSATION PHILOSOPHY. The Compensation Committee establishes and reviews the salaries and other compensation paid to the Company's executive officers. The Company's executive compensation policy as implemented by the committee is designed to provide a competitive compensation program that will enable the Company to attract, motivate, reward and retain executives who have the skills, experience and talents required to promote the short- and long-term financial performance and growth of the Company. The compensation policy is based on the principle that the financial rewards to the executives must be aligned with the financial interests of the shareholders of the Company. In this manner, the Company seeks to meet its ultimate responsibility to its shareholders.

      The Company's executive compensation for fiscal 2000 had three elements: base salary, annual incentive compensation and long-term incentive compensation. The following is a summary of the considerations underlying each element.

      BASE SALARY. The committee determined the salary ranges for each of the executive officer positions of the Company, based upon the level and scope of the responsibilities of the office and the pay levels of similarly-positioned executive officers in comparable companies. The evaluation of the chief executive officer was of paramount importance in setting base salaries of other executive officers. The comparison of compensation levels was based on surveys of various companies both within and outside the sign manufacturing industry. Certain of these companies were included in the peer group represented in the index used for stock performance comparisons elsewhere in this Statement under the caption "Comparison of Five-Year Cumulative Returns." The committee was satisfied that it had reasonably accurate information with respect to salary ranges for the surveyed companies.

      The committee considered (i) the Company's performance as evidenced in changes in the price of the Common Stock as compared to changes in its industry and the broader economic environment, (ii) the chief executive officer's recommendations with respect to a particular officer, (iii) the officer's individual performance, (iv) any significant changes in the officer's level of responsibility, and (v) each officer's then-current salary within the range of salaries for such position. The committee included significant qualitative components in evaluating the individual performance of each executive officer. These components included the officer's leadership, accomplishment of goals, team building and motivational skills. They also included adaptability to rapid change and assimilation of new technical knowledge to meet the demands of the industry's customers. In this qualitative evaluation, the committee exercised its collective judgment as to the officer's contributions to the growth and success of the Company during the prior year and the expected contributions of such officer in the future. Generally, salary increases were made retroactive to the start of the fiscal year.

      ANNUAL INCENTIVE COMPENSATION. The senior management incentive plan called for the establishment annually of an incentive pool to be distributed if four out of the following seven corporate goals were achieved: (1) consolidated operating income must increase a minimum of 15% over the prior fiscal year; (2) consolidated pre-tax income must increase a minimum of 15% over the prior fiscal year; (3) consolidated net income from continuing operations must increase a minimum of 15% over the prior fiscal year; (4) consolidated net income must increase a minimum of 15% over the prior fiscal year; (5) diluted earnings per share from continuing operations must increase a minimum of 15% over the prior fiscal year; (6) diluted earnings per share must increase a minimum of 15% over the prior fiscal year; and (7) the quoted closing price per share of the Common Stock at fiscal year-end must be 15% higher than the quoted closing price at the end of the previous fiscal year.

      The criteria for establishing the amount of the incentive pool was determined by the Compensation Committee at the beginning of the fiscal year. Each participant had specific individual goals based on his direct responsibilities and his contributions to the attainment of the corporate goals. These objectives were established at the beginning of the fiscal year by the chief executive officer and submitted to the Compensation Committee for approval. The goals were communicated to the participants as the basis for making awards. Awards to participants were to be one-third in cash, one-third in newly issued shares of Company Stock and one-third as an adjustment of annual base salary. In fiscal 2000, the Company failed to achieve a sufficient number of performance goals under the senior management plan for the creation of an incentive pool. Accordingly, no incentive compensation was paid to the named executive officers under the plan for fiscal 2000.

      LONG-TERM INCENTIVE COMPENSATION. The Compensation Committee believed that long-term incentive compensation in the form of stock options was the most direct way of making executive compensation dependent upon increases in shareholder value. The Company's stock option plans provided the means through which executive officers could build an investment in Company stock which would align the officers' economic interest with the interest of shareholders. The value of stock options historically had increased as the result of increases in the price of an issuer's stock, and such options were highly valued by employees. The committee believed that the granting of stock options was a particularly important component of its success in retaining talented management employees.

      The exercise price of each option was generally the market price of the Common Stock on the date of grant. The committee believed that stock options gave the Company's executive officers greater incentives throughout the term of the options to strive to operate the Company in a manner that directly effects the financial interest of the shareholders both on a long-term, as well as a short-term, basis.

         In determining the number of options to grant to executive officers, the committee considered on a subjective basis the same factors as it did in determining the other components of compensation, with no single factor accorded special weight. The recommendation of the chief executive officer was of paramount importance in determining awards to persons other than himself.

      COMPENSATION OF THE FORMER CHIEF EXECUTIVE OFFICER. In setting the compensation of Mr. Brandner, the Company's former President and Chief Executive Officer, the Compensation Committee applied the quantitative, performance-based criteria of the senior management incentive plan described above. In determining the portion of the bonus pool under the plan to be allocated to Mr. Brandner, the committee considered such qualitative criteria as his management responsibilities, his efforts in aiding the Company in achieving the performance goals contained in the senior management incentive plan, and the results of his efforts in helping the Company increase profitable growth generally. The total compensation package of Mr. Brandner was designed to be competitive while creating awards for performance in line with the financial interests of our shareholders. The committee believes that the 2000 compensation package for Mr. Brandner was entirely consistent with this policy.

                           THE COMPENSATION COMMITTEE

                                Thomas N. Grant, Chairman        Lester Jacobs
                                Kevin L. Jackson                 William A. Retz


FREEZE OF EXECUTIVE SALARIES

      On September 29, 2000, our Board of Directors approved an indefinite freeze of compensation levels of executive officers of the Company and its subsidiaries.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

      A line graph presentation appears below, showing a five-year comparison of the cumulative total return on the Company's Common Stock to the S&P 500 index, the Nasdaq Stock Market index and an index of peer group companies selected by the Company. The peer group consists of Daktronics, Inc., Trans-Lux Corporation, Mikohn Gaming Corporation, Trans-Industries, Inc. and Federal Sign Corp. The graph assumes $100 invested on June 30, 1995, in the Company's Common Stock and in each index, with the subsequent reinvestment of dividends on a quarterly basis.

                COMPARISON OF FIVE-YEAR CUMULATIVE RETURNS AMONG
          THE COMPANY, S&P 500 INDEX, NASDAQ INDEX AND PEER GROUP INDEX


                  [CHART BASED ON FOLLOWING DATA APPEARS HERE]


    DATE          DTEK Stock    S&P 500 Index     Nasdaq Index     Peer Group
    ----       -------------    -------------     ------------     ----------

  06/30/95         100.00          100.00            100.00          100.00
  06/30/96         159.62          126.18            128.39          156.48
  06/30/97         339.23          170.12            156.14          136.97
  06/30/98         457.96          222.02            205.59          218.94
  06/30/99         561.07          272.23            294.06          150.73
  06/30/00         439.53          292.18            437.18          161.57



            Pursuant to the requirements of the Exchange Act, the Company has caused this Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                DISPLAY TECHNOLOGIES, INC.


                                                By:  /s/  James C. Taylor
                                                James C. Taylor, President and
                                                Chief Executive Officer

Dated:  April 9, 2001